

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 13, 2010

By Facsimile and U.S. Mail
Ms. Christine Kilbourn
President
Intelbahn Inc.
314 – 837 West Hastings Street
 Vancouver, Canada V6C 3N6

       Re: **Intelbahn Inc.**
                Form 10-KSB for the Fiscal Year Ended October 31, 2008
                Filed February 12, 2009
                Response Letter Dated September 24, 2009
                File No. 0-52560

Dear Ms. Kilbourn:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                Sincerely,

                Mark C. Shannon
                Branch Chief